12600 Hill Country Boulevard Suite R - 100 A us t i n, Texas 78738 512-538-2300

October 3, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Kristi Marrone

RE:	Summit Hotel Properties, Inc.
Form 8-K
Filed August 2, 2017
File No. 001-35074

Dear Ms. Marrone:

This letter is being submitted in response to the comment letter dated September 21, 2017 of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) regarding the Current Report on Form 8-K filed by Summit Hotel Properties, Inc. (the “Company”) on August 2, 2017.

For the Staff’s convenience, the Staff’s comment appears below in italics with the Company’s response to the comment set out immediately below it.

Form 8-K filed August 2, 2017

Exhibit 99.1

Pro Forma Operational and Statistical Data, page 14

1.	We note that your presentation of Hotel EBITDA on a pro forma basis. In future filings, please revise your presentation of Hotel EBITDA as follows:

a.	Reconcile to the most directly comparable GAAP financial measure in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K.

b.
Present Actual Hotel EBITDA, followed by a single adjustment for pre- acquisition results to arrive at Pro Forma Hotel EBITDA. Present other pro forma line items (e.g. pro forma revenues and hotel operating expenses) in a similar manner if you wish to continue to present those measures.

c.
Describe the source of pre-acquisition results and any adjustments made to those results. Additionally, consider disclosing whether the pre-acquisition results were audited or reviewed by your auditors.

d.	To the extent that you continue to present Pro Forma Total Revenue or other measures that include pre-acquisition results, tell us how you considered providing the relevant non-GAAP measures.

Ms. Kristi Marrone
United States Securities and Exchange Commission
Division of Corporate Finance
October 3, 2017

RESPONSE:

(1)In future filings, we will revise our presentation of Hotel EBITDA and Pro Forma Hotel EBITDA as described in the following paragraphs (a) through (d). To illustrate how the proposed reconciliations and additional disclosures will appear in our future filings, we have prepared a schedule of Pro Forma Hotel Operating Data populated with data for the three- and six-month periods ended June 30, 2016 and 2017. This illustrative schedule is Attachment A to this response letter (“Attachment A”).

(a)As illustrated in Attachment A, we will reconcile Pro Forma Hotel EBITDA to Operating Income, which is the most directly comparable GAAP financial measure, in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K.

(b)As illustrated in Attachment A, we will present Actual Hotel EBITDA, followed by adjustments for pre-acquisition and pre-disposition results, to arrive at Pro Forma Hotel EBITDA. Additionally, as illustrated in Attachment A, we will reconcile Pro Forma Total Revenues and Pro Forma Total Hotel Operating Expenses to Total Revenues and Total Hotel Operating Expenses, respectively, which are the most directly comparable GAAP financial measures.

(c)As illustrated in Attachment A, we will include footnotes to the schedule of Pro Forma Hotel Operating Data that will (i) describe the source of pre-acquisition results, (ii) indicate whether adjustments have been made to such results, and (iii) state whether such results have been audited or reviewed by our auditors.

(d)Pro Forma Total Revenues and other measures that include pre-acquisition results are included in our presentation of non-GAAP measures to enable comparison of financial results for the current period to financial results of the corresponding period of the prior year. This comparison necessitates the inclusion or exclusion of pre-acquisition or pre-disposition financial results, respectively, and is consistent with presentations of other similar companies in our industry.

Ms. Kristi Marrone
United States Securities and Exchange Commission
Division of Corporate Finance
October 3, 2017

If you have any questions or comments regarding our response above, please do not hesitate to call the undersigned at 512-538-2303.

Very truly yours,

/s/ Greg A. Dowell

Greg A. Dowell
Executive Vice President
and Chief Financial Officer

Cc:    Daniel P. Hansen, Chief Executive Officer
Christopher R. Eng, General Counsel and Chief Risk Officer
David C. Wright, Hunton & Williams, LLP
Mark W. Wickersham, Hunton & Williams, LLP

ATTACHMENT A

SUMMIT HOTEL PROPERTIES, INC.
Pro Forma Hotel Operating Data
Schedule of Property Level Results
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
Pro Forma Operating Data (1) (2)	2017	2016	2017	2016

Pro forma room revenue	$131,101	$134,266	$252,940	$254,101
Pro forma other hotel operations revenue	9,729	10,306	18,810	19,971
Pro forma total revenues	140,830	144,572	271,750	274,072

Pro forma total hotel operating expenses	86,191	85,380	168,362	165,021

Pro forma hotel EBITDA	$54,639	$59,192	$103,388	$109,051
Pro forma hotel EBITDA Margin	38.8%	40.9%	38.0%	39.8%

Reconciliations of Non-GAAP financial measures to comparable GAAP financial measures

Revenue:
Total revenues	$129,056	$127,195	$247,045	$245,277
Total revenues from acquisitions (1)	13,656	27,369	32,992	51,294
Total revenues from dispositions (2)	(1,882)	(9,992)	(8,287)	(22,499)
Pro forma total revenues	$140,830	$144,572	$271,750	$274,072

Hotel Operating Expenses:
Total hotel operating expenses	$79,499	$76,757	$154,703	$150,895
Total hotel operating expenses from acquisitions (1)	8,183	15,662	19,779	30,037
Total hotel operating expenses from dispositions (2)	(1,491)	(7,039)	(6,120)	(15,911)
Pro forma total hotel operating expenses (1) (2)	$86,191	$85,380	$168,362	$165,021

Hotel EBITDA:
Operating income	$24,515	$25,634	$43,082	$46,302
Hotel property acquisition costs	—	1,728	354	2,282
Corporate general and administrative expenses	5,310	5,391	10,448	9,970
Depreciation and amortization	19,732	17,685	38,458	35,828
Hotel EBITDA	49,557	50,438	92,342	94,382
Hotel EBITDA from acquisitions (1)	5,473	11,707	13,213	21,257
Hotel EBITDA from dispositions (2)	(391)	(2,953)	(2,167)	(6,588)
Pro forma hotel EBITDA	$54,639	$59,192	$103,388	$109,051

(1)
Pro forma information includes operating results for 81 hotels owned as of June 30, 2017 as if all such hotels had been owned by the Company since January 1, 2016. For hotels acquired by the Company after January 1, 2016 (the “Acquired Hotels”), the Company has included in the pro forma information the financial results of each of the Acquired Hotels for the period from January 1, 2016 to the date the Acquired Hotels were purchased by the Company (the “Pre- acquisition Period”). The financial results for the Pre-acquisition Period were provided by the third-party owner of such Acquired Hotel prior to purchase by the Company and have not been audited or reviewed by our auditors or adjusted by us. The pro forma information is included to enable comparison of results for the current reporting period to results for the comparable period of the prior year and are not indicative of future results.

(2)
For hotels sold by the Company between January 1, 2016 and June 30, 2017 (the “Disposed Hotels”), the pro forma information excludes the financial results of each of the Disposed Hotels for the period of ownership by the Company from January 1, 2016 through the date that the Disposed Hotels were sold by the Company.

ATTACHMENT A (continued)

SUMMIT HOTEL PROPERTIES, INC.
Pro Forma Hotel Operating Data
Schedule of Property Level Results
(Unaudited)

	2016		2017		Trailing Twelve Months Ended June 30, 2017
Pro Forma Operating Data (1) (2)	Q3	Q4	Q1	Q2

Pro forma room revenue	$126,811	$114,088	$121,839	$131,101	$493,839
Pro forma other hotel operations revenue	9,946	8,630	9,082	9,729	37,387
Pro forma total revenues	136,757	122,718	130,921	140,830	531,226

Pro forma total hotel operating expenses	83,771	77,787	82,172	86,191	329,921

Pro forma hotel EBITDA	$52,986	$44,931	$48,749	$54,639	$201,305
Pro forma hotel EBITDA Margin	38.7%	36.6%	37.2%	38.8%	37.9%

Pro Forma Statistics (1) (2)
Rooms occupied	850,499	788,526	803,388	869,275	3,311,688
Rooms available	1,067,292	1,067,292	1,044,720	1,056,325	4,235,629
Occupancy	79.7%	73.9%	76.9%	82.3%	78.2%
ADR	$149.10	$144.69	$151.66	$150.82	$149.12
RevPAR	$118.82	$106.89	$116.62	$124.11	$116.59

Actual Statistics
Rooms occupied	775,529	737,390	761,358	813,577	3,087,854
Rooms available	983,579	1,002,482	990,913	986,998	3,963,972
Occupancy	78.8%	73.6%	76.8%	82.4%	77.9%
ADR	$142.84	$139.16	$144.94	$148.13	$143.87
RevPAR	$112.63	$102.36	$111.36	$122.10	$112.07

Reconciliations of non-GAAP financial measures to comparable GAAP financial measures

Revenue:
Total revenues	$118,336	$110,322	$117,989	$129,056	$475,703
Total revenues from acquisitions (1)	25,130	18,479	19,336	13,656	76,601
Total revenues from dispositions (2)	(6,709)	(6,083)	(6,404)	(1,882)	(21,078)
Pro forma total revenues	$136,757	$122,718	$130,921	$140,830	$531,226

Hotel Operating Expenses:
Total hotel operating expenses	$73,530	$71,256	$75,204	$79,499	$299,489
Total hotel operating expenses from acquisitions (1)	15,030	10,994	11,596	8,183	45,803
Total hotel operating expenses from dispositions (2)	(4,789)	(4,463)	(4,628)	(1,491)	(15,371)
Pro forma total hotel operating expenses	$83,771	$77,787	$82,172	$86,191	$329,921

Hotel EBITDA:
Operating income	$21,427	$14,758	$18,567	$24,515	$79,267
Loss on impairment of assets	577	—	—	—	577
Hotel property acquisition costs	527	683	354	—	1,564
Corporate general and administrative expenses	4,388	4,934	5,138	5,310	19,770
Depreciation and amortization	17,887	18,691	18,726	19,732	75,036
Hotel EBITDA	44,806	39,066	42,785	49,557	176,214
Hotel EBITDA from acquisitions (1)	10,100	7,485	7,740	5,473	30,798
Hotel EBITDA from dispositions (2)	(1,920)	(1,620)	(1,776)	(391)	(5,707)
Pro forma hotel EBITDA	$52,986	$44,931	$48,749	$54,639	$201,305

(1)
Pro forma information includes operating results for 81 hotels owned as of June 30, 2017 as if all such hotels had been owned by the Company since July 1, 2016. For hotels acquired by the Company after July 1, 2016 (the “Acquired Hotels”), the Company has included in the pro forma information the financial results of each of the Acquired Hotels for the period from July 1, 2016 to the date the Acquired Hotels were purchased by the Company (the “Pre-acquisition Period”). The financial results for the Pre-acquisition Period were provided by the third-party owner of such Acquired Hotel prior to purchase by the Company and have not been audited or reviewed by our auditors or adjusted by us. The pro forma information is included to enable comparison of results for the current reporting period to results for the comparable period of the prior year and are not indicative of future results.

(2)
For hotels sold by the Company between July 1, 2016 and June 30, 2017 (the “Disposed Hotels”), the pro forma information excludes the financial results of each of the Disposed Hotels for the period of ownership by the Company from July 1, 2016 through the date that the Disposed Hotels were sold by the Company.